August 13, 2015

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:  Daniel L. Gordon, Senior Assistant Chief Accountant

Re:	Starwood Property Trust, Inc.
Form 10-K
Filed February 25, 2015
File No. 001-34436

Ladies and Gentlemen:

Starwood Property Trust, Inc. (“Starwood”) hereby responds to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “SEC”) contained in your letter dated July 30, 2015 (the “Comment Letter”) regarding Starwood’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 (the “2014 Form 10-K”).  For the convenience of the Staff, we have set forth below the comment contained in the Comment Letter followed by Starwood’s response.

Form 10-K for the fiscal year ended December 31, 2014

Consolidated Balance Sheets, page 91

COMMENT:

1.

We note your response to comment 1. In future filings please provide clear and robust footnote disclosure describing the components of VIE assets and liabilities recorded on your balance sheet, including the approximate relative values of each type of VIE asset. Please also include a discussion of the reasons why you believe the presentation of these assets as a single line item is more appropriate. Please provide us with your proposed disclosure in your response.

U.S. Securities and Exchange Commission

August 13, 2015

STARWOOD Response:

Within the summary of significant accounting policies section of our Form 10-Q for the three months ended June 30, 2015, we included supplemental disclosure describing the components of VIE assets and the reasons why the presentation is more appropriate as a single line item.  We propose enhancing this disclosure to incorporate the additional items you have requested.

The proposed disclosure in its entirety is as follows:

“We separately present the assets and liabilities of our consolidated VIEs as individual line items on our consolidated balance sheets.  The liabilities of our consolidated VIEs consist solely of obligations to the bondholders of the related CMBS trusts, and are thus presented as a single line item entitled “VIE liabilities.” The assets of our consolidated VIEs consist principally of loans, but at times, also include foreclosed loans which have been temporarily converted into real estate owned (“REO”).  These assets in the aggregate are likewise presented as a single line item entitled “VIE assets.”

Loans comprise the vast majority of our VIE assets and are carried at fair value due to the election of the fair value option.  When an asset becomes REO, it is due to nonperformance of the loan.  Because the loan is already at fair value, the carrying value of an REO asset is also initially at fair value.  Furthermore, when we consolidate a CMBS trust, any existing REO would be consolidated at fair value.  Once an asset becomes REO, its disposition time is relatively short. As a result, the carrying value of an REO generally approximates fair value under existing GAAP.

In addition to sharing a similar measurement method as the loans in a CMBS trust, the VIE assets as a whole can only be used to settle the obligations of the consolidated VIE.  The assets of our VIEs are not individually accessible by the bondholders, which creates inherent limitations from a valuation perspective.  Also creating limitations from a valuation perspective is our role as special servicer, which provides us very limited visibility, if any, into the performing loans of a CMBS trust.

REO assets generally represent a very small percentage of the overall asset pool of a CMBS trust.  In a new issue CMBS trust, REO is zero.  We estimate that REO assets constitute approximately 4% of our consolidated VIE assets, with the remaining 96% representing loans.  However, it is important to note that the fair value of our VIE assets is determined by reference to our VIE liabilities as permitted under ASU 2014-13.  In other words, our VIE liabilities are more reliably measurable than the VIE assets, resulting in our current measurement methodology which utilizes this value to determine the fair value of our VIE assets as a whole. As a result, these percentages are not necessarily indicative of the relative fair values of each of these asset categories if the assets were to be valued individually.

Due to our accounting policy election under ASU 2014-13, separately presenting two different asset categories would result in an arbitrary assignment of value to each, with

U.S. Securities and Exchange Commission

August 13, 2015

one asset category representing a residual amount, as opposed to its fair value.  However, as a pool, the fair value of the assets in total is equal to the fair value of the liabilities.

For these reasons, the assets of our VIEs are presented in the aggregate.”

* * * * *

Starwood hereby acknowledges that:

•	Starwood is responsible for the adequacy and accuracy of the disclosures it has made in its filings, including the 2014 Form 10-K;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to Starwood’s filings; and

•	Starwood may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

We appreciate your time and attention to this complex matter.  If you would like to discuss the above proposed disclosure or any matters related to our VIEs, please let us know.  We would gladly accommodate an in-person or telephonic discussion at your convenience.  In the meantime, should you need any further information, please contact Rina Paniry, Chief Financial Officer, by phone at 305-695-5470 or by email at rpaniry@starwood.com.

Very truly yours,

/s/ RINA PANIRY

Rina Paniry

Chief Financial Officer